UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-105805-03

J.P. Morgan Chase Commercial Mortgage Securities Corp. (as Depositor under the Pooling and Servicing Agreement, dated as of September 30, 2003, relating to the J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2003-LN1)

(Exact name of registrant as specified in its charter)

270 Park Avenue, New York, New York 10017

(212) 834-9280

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2003-LN1

Class A1, Class A2, Class B, Class C, Class D & Class E

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty

to file reports under section 13(a)or 15(d) remains)

Please place an X in the box/s to designate, the appropriate rule provision(s) relied upon to terminate or suspend the

duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i) Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(2)(ii)

Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date: 10

Pursuant to the requirements of the Securities Exchange Act

of 1934, J.P. Morgan Chase Commercial Mortgage Securities Corp. (as Depositor under the Pooling and Servicing Agreement, dated as of September 30, 2003, relating to the J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2003-LN1)

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity as Paying Agent under the Pooling and Servicing Agreement on behalf of J.P. Morgan Chase Commercial Mortgage Securities Corp. (as Depositor under the Pooling and Servicing Agreement, dated as of September 30, 2003, relating to the J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2003-LN1), Registrant

Date: January 28, 2004

By: /s/ Russell M. Goldenberg

Name: Russell M. Goldenberg

Title: Group Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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